

S

20009246

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-46992

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2019___ AND ENDING ___12/31/2019___

                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATEWAY FINANCIAL AGENCY CORPORATION

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1576 NW PINE CREEK AVE

(No. and Street)

ARCADIA   FL   34266
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN NECULAE   863 993 2682

                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANDREW J. HIGGINBOTHAM

(Name – if individual, state last, first, middle name)

1466 W. WASHINGTON AVE   LABELLE   FL   33935
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____SUSAN NECULAE_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____GATEWAY FINANCIAL AGENCY CORPORATION_____, as of _____DEC 31_____, 20 _19_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Susan Neculae
Signature

TREASURER
Title

Alex Friend
Notary Public
State of Florida
My Commission Expires 10/02/2020
Commission No. GG 35109

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gateway Financial Agency Corporation
Member FINRA

Rule 15c3-3 Exemption Report for the Year Ended December 31, 2019

To the best of my knowledge and belief Gateway Financial Agency Corporation, Broker/Dealer;

1. Operated under the (k)(1) exemption during the previous calendar year

2. Met the provisions of the exemption throughout the calendar year in that it limited it's business activities to the sale of securities of Registered Investment Companies (Mutual Funds) without exception.

Signed by: _____ FINOP
Susan Neculae

Date: ___12/31/2019___

1576 NW Pine Creek Avenue   Arcadia, FL 34266
Phone 863-993-2682   FAX 863-993-2682

ANDREW J. HIGGINBOTHAM, CPA
P. O. BOX 1466
LABELLE, FL. 33975
863-675-3903

Gateway Financial Agency Corporation
1576 NW Pine Creek Ave.
Arcadia, Fl. 34266

I have reviewed management's statements included in the accompanying Rule 15c3-3 Exemption Report for the year ended December 31, 2019 in which Gateway Financial Agency Corporation identified the following provisions of 17 C.F.R.§ 15c3-3(k) under which Gateway Financial Agency Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) (1) The exemption provision and Gateway Financial Agency Corporation stated that Gateway Financial Agency Corporation met the identified exemption provisions throughout the most recent fiscal without exception. Gateway Financial Agency Corporation management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gateway Financial Agency Corporation compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k), (1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Andrew J. Higginbotham, CPA,
Labelle, Florida

February 17, 2020

GATEWAY FINANCIAL AGENCY CORPORATION
FINANCIAL STATEMENTS
DECEMBER 31, 2019

ANDREW J. HIGGINBOTHAM
Certified Public Accountant

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Gateway Financial Agency Corporation

Opinion on the Financial Statements:

We have audited the accompanying balance sheet of Gateway Financial Agency Corporation (the "Corporation") as of December 31, 2019. The related statements of income, stockholders' equity, changes in stockholders' equity, and cash flows for the year ended December 31, 2019, and the related notes collectively referred to as the "financial statements." In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2019, and the results of its operations and its cash flow for the year ended December 31, 2019, in conformity with the accounting principles generally accepted in the United State of America.

Basis for Opinion:

These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information:

The Net Capital Requirement (Note 2) and the Additional Requirements (Note 3) have been subjected to audit procedures performed in conjunction with the audit of Gateway Financial Agency Corporation's financial statements. The Net Capital Requirements (Note 2) and the Additional Requirements (Note 3) are the responsibility of Gateway Financial Agency Corporation management. Our audit procedures included determining whether the Net Capital Requirements (Note 2) and Additional Requirements (Note 3) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Requirements (Note 2) and the Additional Requirements (Note 3). In forming our opinion on the Net Capital Requirements (Note 2) and the Additional Requirements (Note 3), we evaluated whether the Net Capital Requirements (Note 2) and the Additional Requirements (Note 3), including its form and content is presented in conformity with 17 C.F.R § 240.17 a-5. In our opinion, the Net Capital Requirements (Note 2) and the Additional Requirements (Note 3) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sincerely,

Andrew J. Higginbotham
Certified Public Accountant

We have served as the Corporation's auditor since 1994.

Labelle, Florida

February 17, 2020

-2-

GATEWAY FINANCIAL AGENCY CORPORATION
BALANCE SHEET
DECEMBER 31, 2019

ASSETS

Current Assets

Cash	$	19,444
Prepaid Expenses		1,632
Total Assets	$	21,076

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable	$	375
Finra Assessment Payable		1,000
Total Liabilites		1,375

Stockholders' Equity

Common Stock, 1,500 Shares Authorized, 200 Shares Outstanding, No Par Value	7,282
Additional Paid-In Capital	2,809
Retained Earnings	9,610
Total Stockholders' Equity	19,701
Total Liabilities & Stockholders' Equity	$ 21,076

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS,
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue

Commissions From Securities Sales	$ 36,189
Agents' Commission Expense	28,169
Gross Profit	8,020

Operating Expenses

General and Administrative	9,668
Loss From Operations	(1,648)

Retained Earnings

Balance, January 1, 2019	11,258
Balance, December 31, 2019	$ 9,610

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CASH FLOWS - INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2019

Operations:

Net Loss	$	(1,648)

Adjustments:

Increase in Prepaid Expense	(150)
Decrease in Commission Receivable	3,500
Decrease in Accounts Payable	(235)
Cash Provided by Operations	1,467
Cash at January 1, 2019	17,977
Cash at December 31, 2019	$ 19,444

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2019

	Common Stock	Additional Paid - In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2018	$ 7,282	$ 2,809	$ 11,258	$ 21,349
Net Loss	0	0	(1,648)	(1,648)
Balance, December 31, 2019	$ 7,282	$ 2,809	$ 9,610	$ 19,701

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1 - Nature of Business and Summary of Significant Accounting Policies

Date of Management Review
Management has evaluated subsequent events through February 17, 2020, the date on which the financial statements were available to be issued.

Nature of Business
Gateway Financial Agency Corporation (the "Company") operates a Broker/Dealer Securities Agency. Commissions are earned by selling securities to clients.

Income Taxes
The Company has elected to be treated as an "S" Corporation whereby the individual stockholders are taxed on their share of the Company's taxable income. Therefore, no provisions for income taxes or credits are included on these financial statements. Tax returns for the period 2015-2019 are open to examination by the Internal Revenue Service.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirement

Under SEC requirement 15c3-1, the Company has maintained seven thousand seven hundred sixty - six dollars ($7,766) in a separate account at Wells Fargo in fulfillment of the net capital requirement. As of December 31, 2019, the net capital of the Company is eighteen thousand sixty - nine dollars ($18,069) which is thirteen thousand sixty - nine dollars ($13,069) in excess of it's net capital requirement of five thousand dollars ($5,000).

The net capital of the Company is calculated as follows:

Assets		
Cash in Bank	$	19,444
Prepaid Expense and Commissions Recei		1,632
Total Assets		21,076
Less: Total Liabilities		(1,375)
Total Net Worth		19,701
Less: Deduction for Non-Allowable Asset		(1,632)
Total Net Capital		18,069
Net Capital Requirement		(5,000)
Capital In Excess of Net Capital Requirement	$	13,069

GATEWAY FINANCIAL AGENCY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2019

(Continued)

Liabilities

Total Aggregate Indebtedness	$	1,375
Percentage of Aggregate Indebtedness to Net Capital		7.61%

Note 3 - Additional Requirements

The Company submitted a Net Capital calculation, computation of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital, with the 2019 Focus Report. There is no material difference between the audited computation and the un-audited computation that was filed on Part II A of that report.

The Company operates under an exemption (k) (1) of Sec Rule 15c3-3 resource requirements.

Note 4 - Related Party Transactions

The Company's owners provide office space to the corporation at no charge.

Included in The Financial Statements are the following amounts that have been paid to related parties.

Agents' Commission Expense Paid to Owner	$	28,169
Office Supply Reimbursement		2,100
Telephone Reimbursement		1,200

Note 5 - Subordinated Liabilities

The Company has no liabilities subordinated to general creditors during the current or prior years.

Note 6 - Contingencies

The company is unaware of any commitments or contingencies as of February 17, 2020. The company is not currently involved in any legal actions and currently has no attorney retained.